UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

                                     FORM 4

       Filed pursuant to Section 16(a) of the  Securities  Exchange Act of 1934,
       Section  17(a)  of the  Public  Utility  Holding  Company  Act of 1935 or
       Section 30(f) of the Investment Company Act of 1940

1.     Name and Address of Reporting Person

       Westgate International, L.P.
       c/o HSBC Financial Services (Cayman) Limited
       P.O. Box 1109, Mary Street
       Grand Cayman, Cayman Islands, British West Indies

2.     Issuer Name and Ticker Trading Symbol

       Vion Pharmaceuticals, Inc. (VION)

3.     IRS or Social Security Number of Reporting Person (Voluntary)

4.     Statement for (Month/Day/Year)

       02/00

5.     If Amendment, Date of Original (Month/Year)

6.     Relationship of Reporting Person to Issuer (Check all applicable)

       [ ] Director [ ] Officer  (give title below) [ ] Chairman [x] 10% Owner
       [ ] Other (specify below)

7.     Individual or Joint/Group Filing (Check applicable line)

       [x] Form filed by one Reporting Person [ ] Form filed by more than one Reporting Person


                                  (Page 1 of 5)

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1.     Title of Security (Instr. 3)

       (a) - (j) Common Stock

2.     Transaction Date (Month/Day/Year)

       (a)  02/15/00  (b)  02/16/00  (c)  02/17/00 (d) 02/18/00 (e) 02/22/00 (f)
       02/29/00 (g) 02/29/00 (h) 02/29/00 (i) 02/22/00 (j) 02/29/00

3.     Transaction Code (Inst. 8)

             (a) S (b) S (c) S (d) S (e) S (f) S (g) S (h) S (i) C (j) X

             V

4.     Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

             Amount:

             (a) 11,600 (b) 16,500 (c) 20,000 (d) 2,250 (e) 1,500 (f) 29,000 (g)
             10,000 (h) 10,000 (i) 753,512 (j) 77,724


                                  (Page 2 of 5)

             (A) or (D):

             (a) D (b) D (c) D (d) D (e) D (f) D (g) D (h) D (i) A (j) A

             Price:

             (a)  $16.0533  (b)  $15.5392 (c) $15.5154 (d) $14.5444 (e) $15.0100
             (f) $20.7621 (g) $21.4375 (h) $21.2656 (i) $3.6000 (j) $4.6300

5.     Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

       (a) - (j) 1,359,095

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

       (a) - (j) D

7.     Nature of Indirect Beneficial Ownership (Instr. 4)

       Not applicable.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                  (Page 3 of 5)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security (Instr. 3)

       (a)   5% Convertible Preferred Stock
       (b)   Class A Warrants
       (c)   Class B Warrants

2.     Conversion or Exercisable Price of Derivative Security

       (a)   $3.60
       (b)   $4.63
       (c)   $6.23

3.     Transaction Date (Month/Day/Year)

       (a)   02/22/00
       (b)   02/29/00
       (c)   02/29/00

4.     Transaction Code (Instr. 8)

       Code

             (a) C
             (b) X
             (c) X

       V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

       (a)   (A)
             (D) 2,500

       (b)   (A)
             (D) 77,724

       (c)   (A) 77,724
             (D)

6.     Date Exercisable and Expiration Date (Month/Day/Year)

       (a)   Date Exercisable:   Currently
             Expiration Date:    Converted by issuer on 02/22/00

       (b)   Date Exercisable:   Currently
             Expiration Date:    Called by issuer on 03/13/00

       (c)   Date Exercisable:   Currently
             Expiration Date:    08/13/00



                                  (Page 4 of 5)

7.     Title and Amount of Underlying Securities (Instr. 3 and 4)

       (a)   Title:  Common Stock
             Amount or Number of Shares:       753,512

       (b)   Title:  Common Stock and Class B Warrants
             Amount or Number of Shares:       77,724 shares of common stock and
                                               77,724 Class B Warrants

       (c)   Title:  Common Stock
             Amount or Number of Shares:       77,724

8.     Price of Derivative Security (Inst. 5)

       (a)   $1,000
       (b)   $1.84
       (c)   *

9.   Number of Derivative Securities  Beneficially Owned at End of Month (Instr.
     4)

       (a)   0
       (b)   0
       (c)   77,724

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

       (a)   D
       (b)   D
       (c)   D

11.    Nature of Indirect Beneficial Ownership (Instr. 4)

       Not applicable.


Explanation of Responses:

       *The Class B Warrants (along with shares of Common Stock) were obtained through the exercise of Class A Warrants at an exercise price of $4.63.

     **Intentional   misstatement  or  omissions  of  facts  constitute  Federal
Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Dated:  March 10, 2000

             WESTGATE INTERNATIONAL, L.P.
             By: Martley International, Inc., as Attorney-in-Fact


                 By: /s/ Elliot Greenberg____
                           Elliot Greenberg
                           Vice President

                 **Signature of Reporting Person

                                  (Page 5 of 5)